FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica -- Tender Offer CTC	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
Secretary General and
Secretary of the Board of Directors
TELEFÓNICA, S.A.
Further to the Significant Event registered on September 11th, 2008, TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
NOTICE
TELEFÓNICA, S.A. (“TELEFONICA”), through its subsidiary INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING, LTDA, has furnished the securities market supervisory authorities of Chile and the United States with the prospectuses relating to the tender offer to acquire all of the outstanding shares which it does not currently hold in COMPAÑÍA DE TELECOMUNICACIONES DE CHILE, S.A. (“CTC”), which amount to 55.1% of the share capital of that company (the “Offer”).
As has already been indicated, the Offer is made simultaneously: (i) in Chile, addressed to all holders of shares of series A and shares of series B issued by CTC and listed on the Stock Exchange of Santiago de Chile; and (ii) in the United States, addressed to all holders of shares of series A represented by American Depositary Shares listed on the New York Stock Exchange (NYSE), as well as those holders of shares of series A and B issued by CTC with residence in the United States.
The period for acceptance of the Offer will commence today in both markets and will conclude on the 16th of October 2008, unless this period is extended in accordance with the applicable regulations.
The Prospectuses related to the Offer and other documents of interest related thereto will be available for consultation on the TELEFÓNICA website (www.telefonica.es/accionistaseinversores/).
Madrid, September 17th, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: September 17th, 2008	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors

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